UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2017
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: RESULTS OF SASOL LIMITED COMBINED GENERAL MEETING HELD ON
17 NOVEMBER 2017

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
Results of the combined General Meeting of Sasol Ordinary Shareholders, Sasol
Preferred Ordinary Shareholders and Sasol BEE Ordinary Shareholders, held On
17 November 2017
Sasol shareholders are advised that the results of the combined general meeting of Sasol Ordinary Shareholders, Sasol Preferred Ordinary Shareholders
and Sasol BEE Ordinary Shareholders held on Friday, 17 November 2017 at The
Hilton, 138 Rivonia Road, Sandton, Johannesburg, South Africa are as follows:
- As at Friday, 10 November 2017, being the General Meeting Record Date, the total number of Sasol’s shares in issue was 681 283 578, of which 672 473
692 were eligible to vote (“Total Votable Shares”).
- The total number of shares in the share capital of Sasol eligible to vote by being present in person or by submitting proxies was 545 455 609, being
80% of Sasol’s issued share capital and 81% of the Total Votable Shares.
1. Special resolution number 1, authorising the Company to undertake a
Specific Repurchase of all or some of the Sasol Preferred Ordinary Shares from Inzalo Groups Funding and Inzalo Public Funding, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.89 0.11 515 355 178 75.64 0.67
2. Special Resolution number 2, authorising the amendment of the re-
designation date for the Sasol Preferred Ordinary Shares, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.91 0.09 540 894 127 79.39 0.67
3. Special Resolution number 3, authorising the amendment of clause 39.4.3.2 of the Company’s Memorandum of Incorporation (“Sasol’s MOI”), was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.90 0.10 540 875 129 79.39 0.67
4. Special Resolution number 4 authorising:
·
in Part A, the amendment of Sasol’s MOI, the Cash Contract and the New
Cash Contract to provide for, and relating to, the Election;
·
in Part B, authorising amendments to Sasol’s MOI to decrease the discount to fair value received by all SOLBE1 Shareholders generally, in the event of a breach;

·
in Part C, authorising consequential amendments to Sasol’s MOI for purposes of clarification, the fact that SOLBE1 Shares will continue to be traded and to correct any historical inaccuracies;
·
in Part D, authorising amendments to Sasol’s MOI to cater for new issues of SOLBE1 Shares, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.71 1.29 540 875 577 79.39 0.67
5. Special Resolution number 5, authorising an amendment to Sasol’s MOI to increase the number of authorised SOLBE1 Shares from 18 923 764 to 158 331
335, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.89 14.11 540 899 526 79.39 0.67
6. Special Resolution number 6, authorising the amendment of clause 9.1 of
Sasol’s MOI, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.71 1.29 540 884 450 79.39 0.67
7. Special Resolution number 7, authorising the establishment of the Sasol
Khanyisa ESOP as required by Schedule 14 of the JSE Limited’s Listings
Requirements (“the Listings Requirements”) and clause 8.6 of Sasol’s MOI, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.70 1.30 540 882 563 79.39 0.67
8. Special Resolution number 8, authorising the Company, under the Companies
Act, 2008 (“the Act”), Sasol’s MOI and pursuant to paragraph 5.51(g) of the
Listings Requirements, to issue SOLBE1 Shares pursuant to the SOLBE1 Bonus
Award, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 883 796 79.39 0.67
9. Special Resolution number 9, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to issue SOLBE1 Shares pursuant to the Sasol Khanyisa
Invitation, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 885 903 79.39 0.67

10. Special Resolution number 10, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to issue SOLBE1 Shares to the trustees of the Sasol Khanyisa
ESOP Trust, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 889 028 79.39 0.67
11. Special Resolution number 11, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to make additional issues of SOLBE1 Shares pursuant to the
SOLBE1 Bonus Award, Sasol Khanyisa Invitation and to the Sasol Khanyisa
ESOP Trust, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 883 410 79.39 0.67
12. Special Resolution number 12, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to issue SOLBE1 Shares pursuant to the Automatic Share
Exchange, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 882 853 79.39 0.67
13. Special Resolution number 13, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to issue SOL Shares to the trustees of the Sasol Khanyisa
ESOP Trust, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 888 673 79.39 0.67
14. Special Resolution number 14, authorising the Company, under the Companies
Act, Sasol’s MOI and pursuant to paragraph 5.51(g) of the Listings
Requirements, to make additional issues of SOL Shares to the Sasol Khanyisa
ESOP Trust, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 876 241 79.39 0.67
15. Special Resolution number 15, to authorise the Company to provide financial assistance in the form of a capital contribution not exceeding R100 600 per
Inzalo Employee Scheme Participant who is a Black Person and an employee of
Sasol at the relevant date, who will obtain vested rights in SOLBE1 Shares, to the Sasol Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a R100 600’s worth of SOLBE1 Shares per Inzalo Employee Scheme
Participant, was approved:

Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 879 003 79.39 0.67
16. Special Resolution number 16, to authorise the Company to provide financial assistance in the form of a capital contribution not exceeding R100 600 per
Inzalo Employee Scheme Participant who is an employee of Sasol at the relevant date, who will obtain vested rights in SOL Shares, to the Sasol
Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a maximum of 4 902 286 SOL Shares, was approved.
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 884 798 79.39 0.67
17. Special Resolution number 17, to authorise the Company to provide financial assistance to Sasol Khanyisa Public or Sasol’s nominee to acquire any ordinary shares in Sasol Khanyisa Public for a purchase price of R0.001 in the aggregate from any holder thereof that has breached its obligations to
Sasol Khanyisa Public, SSA and/or Sasol, as set out in the Sasol Khanyisa
Public MOI and/or any agreement concluded between the holders of Sasol
Khanyisa Public shares and inter alia, Sasol Khanyisa Public, Sasol and/or
SSA, was approved.
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.92 14.08 540 883 615 79.39 0.67
18. Special Resolution number 18, to authorise the Company to provide financial assistance to Sasol’s nominee (including the Sasol Inzalo Public
Facilitation Trust), to acquire any SOLBE1 Shares for a purchase price as specified on page 89 of the Circular, if the holders thereof have breached their obligations, was approved.
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 882 490 79.39 0.67
19. Special Resolution number 19, to authorise the Company to provide financial assistance to FundCo by Sasol subscribing for the FundCo Preference Shares, the proceeds of which will be used by FundCo to subscribe for SSA Khanyisa
Shares, was approved.
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 885 992 79.39 0.67
20. Special Resolution number 20, to authorise the Company to provide financial assistance by making a capital contribution of R1 135 425,88 to the Sasol
Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a maximum of 28 385 647 SSA Ordinary Shares at R0.04 per share, was approved.
Total shares voted Shares abstained

For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 883 321 79.39 0.67
21. Special Resolution number 21, authorising Sasol South Africa Proprietary
Limited (“SSA”), pursuant to paragraph 5.51(g) of the Listings Requirements and subject to approval of the board of directors of SSA, to issue a maximum of 28 385 647 SSA Ordinary Shares, for R0.04 each, to the trustees of the Sasol Khanyisa ESOP Trust in respect of which Eligible Sasol
Employees will acquire vested rights, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 895 095 79.39 0.67
22. Special Resolution number 22, authorising SSA, pursuant to paragraph
5.51(g) of the Listings Requirements and subject to approval of the board of directors of SSA, to issue a maximum of 28 385 647 SSA Ordinary Shares to FundCo pursuant to the Sasol Khanyisa Transaction, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.91 14.09 540 895 153 79.39 0.67
23. Ordinary Resolution number 1, authorising any director of the Company or his/her authorised nominee to do all such things and sign all such documents as are necessary to give effect to special resolutions numbers 1 to 22, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.74 1.26 544 902 693 79.98 0.08
Notes:
(1) Expressed as a percentage of 681 283 578 Sasol shares (comprising Sasol
Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary
Shares) in issue as at the Voting Record Date of Friday, 10 November 2017.
17 November 2017
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17 November , 2017 By:
/s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:    Company Secretary